February 6, 2013

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.

Form 10-K for the Fiscal Year Ended March 3, 2012

Filed April 30, 2012

File No. 000-06365

Dear Mr. Cash:

We have received your comment letter dated January 24, 2013, concerning the above referenced Form 10-K. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response. We are respectfully requesting an extension of an additional 10 business days to complete our response and allow for the appropriate amount of time and resources to consider the staff’s comments. We intend to provide our responses to the comment letter by no later than February 22, 2013.

Apogee Enterprises, Inc. (“Apogee”) hereby represents that:

•	Apogee is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Apogee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you. If you have questions regarding the information set forth herein, please telephone me at (952) 487-7560.

Sincerely,

/s/ James S. Porter
James S. Porter
Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.

Chris Swanson, Deloitte & Touche, LLP

Robert A. Rosenbaum, Dorsey & Whitney LLP